RECEIVED

2006 NOV 27 P 1:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States



06018727

SUPPL

Vernier, 23 November 2006
RG/rmj6933
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Givaudan to acquire Quest International	22 November 2006	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

Givaudan to acquire Quest International

Geneva, Switzerland, 22 November 2006 - Givaudan has signed an agreement with UK-based Imperial Chemical Industries PLC, to acquire its fragrance and flavour business, Quest International for £ 1,200 million or around CHF 2.8 billion. Quest will extend Givaudan's leadership position in all strategic segments of the fragrance and flavour industry. Integrating Quest's unique set of talent, creativity, products and technology will result in a unique platform to serve customers and create a potential for accelerated growth. Givaudan expects to achieve annual synergies of CHF 150 million with full benefits to be realized after year three. The acquisition will be financed by debt and the issuance of up to CHF 1 billion in equity.

The history of Quest dates back to 1905. It became part of ICI in 1997 through an acquisition from Unilever. The company is headquartered in Naarden, the Netherlands and is a fully owned subsidiary of the ICI Group. Quest is one of the leading players in the global flavour and fragrance market with a turnover of £ 560 million (approximately CHF 1,316 million) in 2005. Quest currently employs around 3,400 people.

This acquisition is fully in line with Givaudan's strategy to focus on developing markets and to capture opportunities in key segments and at key clients. It will strengthen Givaudan's current leadership and accelerate future growth, especially in important markets of Asia Pacific, Latin America, Eastern Europe and Africa and the Middle East.
The transaction is subject to regulatory approval. It is hoped that completion will take place during the 1st Quarter 2007.

Gilles Andrier, Chief Executive Officer of Givaudan said: "Quest has regained momentum over the last three years thanks to the talent and commitment of its people. Thus, we are very excited to have this unique opportunity of creating an unrivalled industry leader, building on the strength, momentum and common values of both companies."

In Fragrances, Givaudan will become the global market leader in fine fragrances and consumer products. Furthermore, it will expand the customer base and strengthen its position with existing clients. In Flavours, Quest will complement Givaudan's product offering and creates the potential for faster growth in the food service segment. In addition, the position with the top 100 food and beverage companies will be further enhanced.

The addition of Quest will strengthen Givaudan's technology portfolio, by expanding the offerings of taste solutions for Health & Wellness and by adding flavour delivery systems. In Fragrances, Quest will complement Givaudan's creative image in fine fragrances and air care.

The transaction will also enable the company to significantly increase its research and development investments in order to provide its clients with breakthrough innovative solutions based on best-in-class consumer understanding methodologies. By applying Givaudan's successful business model to an expanded sales, marketing, research and development base, the combined company will be well positioned to capture further growth in a globally, increasingly challenging business environment.

Jürg Witmer, Chairman of Givaudan stressed: "Givaudan has traditionally been a driver of industry consolidation by taking advantage of value enhancing acquisition opportunities while still focusing on profitable organic growth."

Givaudan is the leading company in the flavours and fragrance industry with a vision to be the Essential Source of Sensory Innovation for the customers, driven by a mutual passion for excellence. Through unique sensory expertise and consumer insight, Givaudan provides customers with the taste and smell profiles that are key to their products' success. Givaudan, based in Vernier, Switzerland, serves global, regional and local customers around the world. In 2005, the company generated sales of around CHF 2.8 billion, with a workforce of almost 6,000 and a presence in over 100 countries.

Conference Call - Download Presentation

Gilles Andrier, CEO and Matthias Währen, CFO will hold a conference call for analysts, investors and media representatives at 09:00 CET. The press release and the presentation can be downloaded on www.givaudan.com.

Please dial in 10-15 minutes before the conference starts. The line will be open starting from 08:45 CET:

00800 2467 8700 (from Switzerland)
+41 (0) 91 610 56 00 (Europe and rest of the world)
+1 (1) 866 291 4166 (USA)
+44 (0) 207 107 0611 (UK)

Participants who cannot attend the conference call can listen to a digital playback which will be available until 27 November 2006. The digital playback will be available under the following numbers:

+41 91 612 4330 (Europe)
+44 207 108 6233 (UK)
+1 (1) 866 416 2558 (USA)
To listen, enter the conference ID 324 followed by the # sign.

For further information please contact:
Peter Wullschleger, Givaudan Investor and Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93
E-mail: peter_b.wullschleger@givaudan.com